June 23, 2021 VIA EDGAR United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Keira Nakada

Lyn Shenk

Daniel Morris

Lilyanna Peyser

Ladies and Gentlemen:

On behalf of D-MARKET Electronic Services & Trading (the “Company”), we hereby submit the second amendment to the Registration Statement on Form F-1 (“Amendment No. 2”). The Company previously filed a Registration Statement on Form F-1 with the United States Securities and Exchange Commission (the “Commission”) on May 28, 2021 and filed the first amendment to the Registration Statement on Form F-1 (“Amendment No. 1”) on June 17, 2021.  Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on June 21, 2021 from the staff of the Division of Corporation Finance (the “Staff”), as well as inclusion of price range information and related disclosure.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Risk Factors, page 24

1.                                      If material, please discuss the risk that your multi-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe that its dual-class structure would adversely affect share price and liquidity of its American depositary shares (“ADSs”) as a result of its rendering our ADSs ineligible for inclusion in certain stock market indices.  The Company’s Class B ordinary shares are not listed on any exchange, in the US or otherwise, other than in the form of ADSs which securities have historically represented securities ineligible for inclusion on a number of the stock market indices such as the S&P Composite 1500 and its component indices, including the S&P 500, and the Russell 2000.

The Company understands that certain indices, such as the S&P Composite 1500, have limited eligibility such that companies with multiple share class structures would be ineligible for inclusion.  However, as discussed above, in the case of the S&P Composite 1500 and its component indices, only common stocks of U.S. companies filing Form 10-K reports are eligible.

The Company further understands that certain other indices require that at least 5% of a company’s voting rights must be in the hands of unrestricted shareholders to be eligible for listing, such as the Russell 2000.  The Company expects that shareholders who would represent the public float would have voting rights of at least 6.4% following this offering.

Numerous other indices do not limit eligibility based on a multi-class share structure.  For example, with the exception of the US-based S&P Composite 1500 and its component indices discussed above, the S&P Dow Jones Indices (the “S&P DJIs”) generally have methodologies for treatment of multiple share classes that vary depending on local market custom and condition, and generally the S&P DJIs permit inclusion of share class lines from multi-class voting structures, as set forth in the S&P Down Jones Indices: Index Methodology guide entitled “Equity Indices Policies & Practices Methodology,” dated February 2021.

As a result, the Company does not believe the risk posed by being ineligible for inclusion on certain indices as the result of its dual-class structure to be material.

We may be subject to administrative fines...., page 38

2.                                      We note that the sector inquiry into anti-competitive practices was published in May 2021. Please revise to discuss the risks associated with negative public perceptions of the company that may arise due to the TCA investigation. In addition, please disclose whether you intend to submit an interested party opinion prior to the July 2021 deadline.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 39 to clarify that the TCA sector inquiry of May 2021 discussed in the risk factor is a routine process the regulator undertakes to better understand new and developing markets and, given that this is neither an investigation nor Company specific, the Company does not expect negative public perception to arise in relation to the inquiry. The Company has also updated its disclosure on page 39 to reflect that the Company will submit an interested party opinion as part of the request for comments from the TCA.

If we fail to obtain intellectual property rights protection...., page 40

3.                                      Please revise your disclosure to discuss more fully the implications to you if you are unable to continue use of the hepsi brand, including monetary damages and injunctive relief. Please quantify, if possible, or state that you are unable to do so.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not intend to use “hepsi” as a standalone trademark and the Company has a broad portfolio of registered trademarks which begin with the word “hepsi”.  In the context of the Company’s trademark application with the EUIPO for “hepsiglobal” and the opposition by PepsiCo, we inform the Staff that no monetary damages or injunctive relief represent possible outcomes in connection with that matter.  The Company draws the Staff’s attention to its disclosure on page 40 in which it states it believe that a negotiated resolution with PepsiCo will be achieved that should allow our “hepsiglobal” EU trademark application to proceed in respect of certain classes of goods and services, however, if this is not the case the Company believes that it would not be precluded from using other trademarks which begin with “hepsi”.  In addition with respect to the “declaration of invalidity” process being pursued by the Company against Alpak BV as disclosed on pages 40 and 41, if unsuccessful in such actions, the Company would be required to bear costs of both of the parties related to this process. The Company has also updated its disclosure on pages 40 and 41 to clarify these points related to the possible outcomes of these matters.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Our Ability to Leverage our Growing Scale, page 73

4.                                      We note your response to prior comment 2. Please revise your disclosure at pages 73 and 74 to include the information contained in your supplemental response to convey the uncertainty of future costs related to your strategic initiatives. In addition, if material, please revise to disclose the amounts already paid by you to fund the initiatives identified in this section.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 75. The Company advises the Staff that the historical capital expenditures and costs incurred related to the development and launch of these strategic initiatives have not been material in the context of the Company’s overall business and financial position.

Significant Accounting Policies and Estimates

Share Based Payments, page 94

5.                                      Please provide an analysis of how you estimated TRY123,739,938 share based compensation that was recognized during the quarterly period ended March 31, 2021. In so doing, explain the difference between the fair value of the underlying share used in the analysis and the mid-point of your IPO price range.

Response:  As discussed with the accounting Staff during the June 22, 2021 telephonic meeting, the Company confirms that the Company’s valuation based on the mid-point of the IPO price range (the “IPO Valuation”) is within a 10% range of the Company’s fair value determination for purposes of estimating the TRY123,739,938 share based compensation that was recognized during the quarterly period ended March 31, 2021.  The Company also confirms that the accounting impact for share based compensation, resulting from the differences between mid-point IPO share price and the fair value determined, is immaterial.

6.                                      We note in your response to comment 4 that the vesting of the share based payments expensed during the quarterly period ended March 31, 2021 is contingent upon the consummation of an IPO, among other things. Please tell us how you determined that the consummation of an IPO is probable, given that such event is not within your control.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as discussed with the accounting Staff during the June 22, 2021 telephonic meeting, in accordance with IFRS2 “Share Based Payments”, the share-based payment cost or expense is recognized if the IPO event is more likely than not to be achieved.  Under IFRS2, in order for an event to be recognized as probable, it is not necessary to be certain that the IPO event will occur (IFRS 2.15, 20).

Based on the recognition guidance for contingent events set forth in IAS 37, we believe that when determining whether a liability to the employee exists, the contingent feature would affect the recognition only if the contingent event is probable (more likely than not). The Company assessed that the IPO was probable considering the following facts and circumstances: (i) the IPO preparations had substantially progressed in accordance with the pre-agreed time table with the underwriters; (ii) the initial confidential filing was submitted on March 19, 2021, followed by a second confidential filing on May 10, 2021, and an initial public filing on May 28, 2021 and an amended public filing on June 17, 2021; and (iii) the Company had performed initial meeting with potential investors and completed its analyst presentation.  As such, the Company believes that it has properly accounted for the share based payment expense.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact Laura Sizemore of White & Case LLP at +44 20 7532 1340 or Era Anagnosti of White & Case LLP at +1 202 637 6274 with any questions regarding this correspondence.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:                                Hanzade Doğan, Founder and Chairwoman

Murat Emirdağ, Chief Executive Officer

Korhan Öz, Chief Financial Officer